Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
April 13, 2010

CREDIT SUISSE


CUSHING
OKLA
PIPELINE CROSSROADS OF THE WORLD

Exchange Traded Notes linked to the Cushing® 30 MLP Index ("ETNs")

April 2010 **Bloomberg: MLPN <GO>**

The Exchange Traded Notes linked to the Cushing® 30 MLP Index (the "ETNs") are senior, unsecured debt securities issued by Credit Suisse AG, acting through its Nassau Branch. Investors can trade the ETNs on the NYSE Arca at market price. The ETNs are designed to provide investors with exposure to the Cushing® 30 MLP Index (the "Index") and may pay a variable quarterly coupon linked to the cash distributions paid on the constituent MLPs in the Index, as reduced by the multiplier and the investor fee.

Index Overview

- The Index tracks the performance of 30 equally-weighted publicly traded master limited partnerships ("MLPs") which hold mid-stream energy infrastructure assets in North America, chosen for inclusion in the Index according to a proprietary scoring model (SValuES©) developed by Swank Energy Income Advisors, LP to rank the MLPs. The Index is calculated by Standard & Poor's and reported on a real-time basis under the Bloomberg ticker MLPX.

What are MLPs?

- MLPs are publicly traded limited or general partnership interests which hold mid-stream energy infrastructure assets in North America.

Why invest in the MLP Asset Class?

- *Income:* Majority of cash flows, as reduced by the multiplier and the investor fee, are distributed to ETN holders
- *Essential Infrastructure:* The mid-stream energy sector involves the gathering, processing, transporting and storage of crude oil and natural gas
- *Growing asset class:* Cash flows generated are generally thought to be predictable with growth potential
- *Inflation Protection:* If distributions on the MLPs grow, they may provide an effective inflation hedge

Risks Associated with the ETNs

- The ETNs are not principal protected and you may lose all or a significant portion of your investment in the ETNs
- You will not receive any fixed periodic interest payments on the ETNs, and the quarterly coupon payments are uncertain and could be zero

ETN Details

Ticker	MLPN
Intraday indicative value ticker	MLPN.IV
Bloomberg index ticker	MLPX
CUSIP	22542D852
Primary Exchange	NYSE Arca
ETN Annual Investor Fee	0.85%
Inception date	April 13, 2010
Index	The Cushing® MLP Index

MLP INDEX VS YIELD EQUITIES: GROWTH OF $1,000 (JAN '02 THROUGH MAR '10)


$5,000
$4,000
$3,000
$2,000
$1,000
$0
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Cushing® 30 MLP Index TR
Alerian MLP Index TR
Alerian MLP Infrastructure Index TR
Cushing® 30 MLP Index PR
S&P 500 TR
REIT Index TR
PHLX Utility Index TR

This graph compares the total return of a hypothetical $1,000 investment in the Index with that of an investment in comparable equity indices assuming total return from January 01, 2002 through March 31, 2010. Historical performance is not indicative of future performance.

MLP INDEX VS. OTHER INVESTMENTS (JAN '02 THROUGH MAR '10)

	Current	Avg Trailing Total Return (Trailing CAGR)			CAGR Since
	YTD	1 Yr	3 Yrs	5 Yrs	Jan-02
Cushing® 30 MLP Index TR	9.19%	82.54%	10.81%	17.15%	20.36%
Alerian MLP Index TR	8.25%	71.73%	6.31%	12.29%	14.08%
Alerian MLP Infrastructure Index TR	8.46%	77.42%	6.66%	14.07%	17.29%
Cushing® 30 MLP Index PR	7.26%	67.77%	2.83%	9.37%	12.36%
S&P 500 TR	5.39%	49.77%	(4.16%)	1.92%	2.19%
REIT Index TR	9.90%	106.50%	(10.39%)	3.98%	9.45%
PHLX Utility Index TR	(3.33%)	19.82%	(5.51%)	4.29%	6.49%

We have included data herein on both the Cushing 30 MLP Index and the Cushing 30 MLP Total Return Index. We have included the data on the Cushing 30 Total Return Index to illustrate the distributions on the underlying MLPs, but, unlike the Cushing 30 MLP Index, the Cushing 30 Total Return Index calculates the performance of the underlying MLPs assuming that all the distributions are reinvested into the index. However, the Cushing 30 MLP Index is a price-only index that does not reflect the reinvestment of these distributions and therefore, the distributions on the underlying MLPs, if any, will be distributed to the holders of the ETNs on a quarterly basis, will be reduced by the application of the investor fee and multiplier and will not be reinvested into the index. Any payment on the ETNs at maturity or upon repurchase will be based on the Cushing 30 MLP Index and NOT the Cushing 30 MLP Total Return Index and you will not benefit from any reinvestment of the distributions in the Index.

Sources: Swank Capital, LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG ("Credit Suisse") has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. **Past performance is not a guarantee or indicator of future results.**

April 2010

Risks Associated with the ETNs (continued)

- Any payments you are entitled to receive on the ETNs are subject to the ability of Credit Suisse to pay its obligations as they come due
- Although we intend to list the ETNs on NYSE Arca, a trading market for the ETNs may not develop
- The ETNs, which are linked to the Index, are exposed to fees which will impact the returns on such investments
- You will not have any partnership interests or other rights in the MLPs underlying the Index
- An investment in the ETNs has unique risks and you should become familiar with these risks prior to making your investment decision
- The Index has a limited history and may perform in unexpected ways

Advantages of the Cushing® 30 MLP Index

- The Index is representative of the MLP midstream energy sector as a whole because it does not emphasize market cap
- The Index only tracks midstream MLPs, and does not hold any upstream or downstream MLPs, which may be more sensitive to movements in commodity prices
- The SValuES© formulaic ranking system emphasizes cash flow and other metrics rather than just stock price and share count
- Equal weighting design of the Index allows investors to determine the dollar cost average of an investment in the Index

Statistical Summary of the Cushing® 30 MLP Index Total Return versus Price Return (Jan 1, 2002 – March 31, 2010)

	Total Return	*Price Return*
Sharpe Ratio	0.96	0.60
Standard Deviation	18.07%	17.75%
Best Month	18.07%	17.14%
Best 12 Months	96.11%	78.97%
% Up Months	69.39%	63.64%
Worst Month	(17.46%)	(17.75%)
Worst 12 Months	(36.96%)	(41.49%)
CAGR	20.15%	12.36%
Max Drawdown	(43.02%)	(48.54%)

Index Characteristics

- The Cushing® 30 MLP Index (Ticker: MLPX) is an equally-weighted index that uses a formulaic, proprietary valuation methodology (*SValuES©*) to rank the MLPs for inclusion in the Index
- The *SValuES©* ranking system emphasizes the importance of balance sheet, cash flow and cash distribution metrics rather than market capitalization
- The *SValuES©* scoring model attributes points to MLPs via a weighted average methodology across numerous criteria. The criteria incorporates objective ranking measures relative to the broader MLP universe and the specific sub-sector in which the relevant MLP has its primary operations. The thirty MLPs from the eligible universe that have the highest *SValuES©* scores are included in the Index
- Each of the *SValuES©* criteria fall under three categories: Operational, Valuation and Strategic Position. The operational category measures a MLP's commodity price exposure by examining fee income relative to overall income and historical and projected future distribution growth relative to peers in the Index. The Valuation category measures a MLP's current yield and earnings relative to enterprise value relative to the specific sub-sector in which the relevant MLP has its primary operations. The Strategic Position category measures a MLP's debt relative to its capitalization with the relevant measure adjusted if the debt is investment grade and certain measures of the status and financial relationship with the MLP's general partner or sponsor
- The design and construction of the Index allows it to track the MLP midstream energy sector as a whole as it does not distinguish among the MLPs' market capitalization
- The MLPs underlying the Index are reset to equal weighting on a quarterly basis

For Additional Information

	Mike Clark	+1 212 325 5909
Americas	Stewart Oldfield	+1 212 538 4407
	Joseph Leo	+1 212 538 4408
	James Bass	+1 212 538 4488
Email	ir.betastrategies@credit-suisse.com	
Website	www.credit-suisse.com/notes	
Bloomberg	MLPN <Go>	

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

The Sharpe ratio calculation assumes no need to remove the risk free rate because the Cushing® 30 MLP Index is already calculated net of US LIBOR. The Sharpe ratio is calculated using U.S. 90 day Treasury Bills.